STATE OF DELAWARE

CERTIFICATE OF CORPORATE DOMESTICATION

OF

CAZADOR ACQUISITION CORPORATION LTD.

It is hereby certified that:

1.          The corporation (hereinafter called the “Corporation”) was first formed, incorporated, or otherwise came into being on April 20, 2010 in the jurisdiction of Cayman Islands.

2..          The name of the Corporation immediately prior to the filing of this certificate of corporate domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware is Cazador Acquisition Corporation Ltd.

3..          The name of the Corporation as set forth in its certificate of incorporation to be filed concomitantly with this certificate of corporate domestication in accordance with subsection (b) of Section 388 of the General Corporation Law of the State of Delaware is Cazador Acquisition Corporation Ltd.

4..          The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the Corporation, or other equivalent thereto under applicable law immediately prior to the filing of this certificate of corporate domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware is Cayman Islands.

5..          The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of the domesticating non-United States entity, has executed this certificate of corporate domestication on the 2nd day of October, 2012.

/s/ Francesco Piovanetti
Francesco Piovanetti, President